                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 94

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                 July 3, 2017
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
---------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                            (a)          [X]
         As to a group consisting of persons other than Covered Persons                   (b)          [X]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                              [_]
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
---------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
---------------------------------------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER: 0
                 ----------------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
   NUMBER OF           14,170,396 Voting Shares/2/ held by Covered Persons
    SHARES             170 Shared Ownership Shares held by Covered Persons/3/
 BENEFICIALLY          2,077,665 Sixty Day Shares held by Covered Persons/4/
   OWNED BY            2,452,788 Other Shares held by Covered Persons/5/
     EACH        ----------------------------------------------------------------------------------------------
   REPORTING     9.    SOLE DISPOSITIVE POWER (See Item 6)
    PERSON             As to Voting Shares, less than 1%
     WITH              As to Shared Ownership Shares, Sixty Day Shares and Other
                       Shares, 0
                 ----------------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
---------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               18,701,019
---------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [_]
---------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              4.79%
---------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                           IN
---------------------------------------------------------------------------------------------------------------

--------
1 For a definition of this term, please see Item 2.
2 For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other
  Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex B for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 80,336 shares of Common Stock held by nine private charitable foundations established by nine Covered Persons;
  (ii) 2,371,235 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 1,217 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                   ITEM 6                                            ITEM 6
           ITEM 1               Citizenship                 ITEM 1                Citizenship
----------------------------   (United States    ----------------------------    (United States
                              unless otherwise                                  unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons       indicated)
----------------------------  ----------------   ----------------------------  ------------------
Paul R. Aaron                                    Tavis Cannell                     UK/Ireland
Fadi Abuali                    Canada/Kuwait     Valentino D. Carlotti
Charles F. Adams                                 Michael J. Carr
Nicole Vijay Agnew                 Canada        David E. Casner
Gregory A. Agran                                 Kenneth Gerard Castelino            India
Raanan A. Agus                                   Donald J. Casturo
Philip S. Armstrong                  UK          Christian Channell                    UK
Aaron M. Arth                                    Sonjoy Chatterjee                   India
Armen A. Avanessians                             R. Martin Chavez
Dean C. Backer                                   Alex S. Chi
Charles Baillie                                  David Chou                            UK
Andrew J. Bagley                     UK          Gary W. Chropuvka
Vivek J. Bantwal                                 Thalia Chryssikou                   Greece
Jennifer A. Barbetta                             Massimiliano Ciardi                 Italy
Steven K. Barg                                   Kent A. Clark                     Canada/USA
Thomas J. Barrett III                            Alan M. Cohen
Jonathan Barry                                   Darren W. Cohen
Steven M. Barry                                  Stephanie E. Cohen
Stacy Bash-Polley                                Colin Coleman                    South Africa
Gareth W. Bater                      UK          Denis P. Coleman III
Jonathan Andrew Bagot                            Kathleen A. Connolly
  Bayliss                            UK          Thomas G. Connolly               Ireland/USA
Gerard M. Beatty                                 Karen R. Cook                         UK
Deborah R. Beckmann                              Edith W. Cooper
Jonathan A. Beinner                              Kenneth W. Coquillette
Heather Bellini                                  Richard N. Cormack                    UK
Tracey E. Benford                                David Coulson                       USA/UK
Philip R. Berlinski             Belgium/USA      James V. Covello
Frances R. Bermanzohn                            Christopher A. Crampton
Robert A. Berry                    UK/USA        Jeffrey R. Currie
Avanish R. Bhavsar                               Michael D. Daffey                 Australia
Lloyd C. Blankfein                               Canute H. Dalmasse
Vivek Bohra                                      Anne Marie B. Darling
Stefan R. Bollinger             Switzerland      David H. Dase
Brian W. Bolster                                 Michael J. Daum
Shane M. Bolton                      UK          Jennifer L. Davis
Robert D. Boroujerdi                             Francois-Xavier de Mallmann   France/Switzerland
Jill A. Borst                                    Daniel L. Dees
William C. Bousquette, Jr.                       Mark F. Dehnert
Sally A. Boyle                       UK          Massimo Della Ragione               Italy
Michael J. Brandmeyer                            Sara V. Devereux
Jason H. Brauth                                  Olaf Diaz-Pintado                   Spain
Clarence K. Brenan                               Joseph P. DiSabato
Samuel S. Britton                                Michele I. Docharty
Craig W. Broderick                               Thomas M. Dowling
Michael Bruun                     Denmark        Robert Drake-Brockman                 UK
Steven M. Bunson                                 Iain N. Drayton                       UK
Robert A. Camacho                                Alessandro Dusi                     Italy
Philippe L. Camu                  Belgium        Isabelle Ealet                      France



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Kenneth M. Eberts III                            Andrew M. Gordon
David P. Eisman                                  Sarah J. Gray                        UK
Charalampos Eliades                Greece        Michael J. Graziano
James Ellery                         UK          Nishi Grose                          UK
Kathleen G. Elsesser                             Bradley J. Gross                   UK/USA
Edward A. Emerson               Argentina/UK     Peter Gross
James P. Esposito                                Anthony Gutman                     UK/USA
Michael P. Esposito                              Carey Halio
Carl Faker                     France/Lebanon    Elizabeth M. Hammack
Elizabeth C. Fascitelli                          Joanne Hannaford                     UK
Patrick J. Fels                                  Jan Hatzius                       Germany
Benjamin W. Ferguson                             Brian Michael Haufrect
Carlos Fernandez-Aller             Spain         Peter Hermann                     Denmark
Jonathan H. Fine                   UK/USA        Edouard Hervey                     France
Wolfgang Fink                     Germany        Matthias Hieber                   Austria
Samuel W. Finkelstein                            Charles P. Himmelberg
Peter E. Finn                                    Amanda S. Hindlian
David A. Fishman                                 Martin Hintze                     Germany
Colleen A. Foster                                Kenneth L. Hirsch
David A. Fox                                     Kenneth W. Hitchner
Sheara J. Fredman                                Simon N. Holden                      UK
Christopher G. French                UK          Dane E. Holmes
David A. Friedland                               Ning Hong                          China
Richard A. Friedman                              Sean C. Hoover
Johannes P. Fritze              Germany/USA      Harold P. Hope III
Andrew John Fry                  Australia       Ericka T. Horan
Dino Fusco                                       Shin Horie                         Japan
Jacques Gabillon                   France        Russell W. Horwitz
Charlie H. Gailliot                              James P. Houghton                    UK
Sean J. Gallagher                                Erdit F. Hoxha                   Albania/UK
Gonzalo R. Garcia                  Chile         Pierre Hudry                       France
James R. Garman                      UK          Kathleen Hughes                 Ireland/USA
M. Huntley Garriott, Jr.                         Ming Yunn Stephanie Hui         UK/Hong Kong
Francesco U. Garzarelli            Italy         Irfan S. Hussain                  Pakistan
Gabriel Elliot Gelman                            Russell E. Hutchinson            Canada/USA
Matthew R. Gibson                                Hidehiro Imatsu                    Japan
Jeffrey M. Gido                                  Timothy J. Ingrassia
Gary T. Giglio                                   Omer Ismail                     USA/Pakistan
Nick V. Giovanni                                 William L. Jacob III
Joshua Glassman                                  Christian W. Johnston            Australia
John L. Glover III                               Andrew J. Jonas
Justin G. Gmelich                                Adrian M. Jones                   Ireland
Richard J. Gnodde              Ireland/South     Eric S. Jordan
                                   Africa        Roy R. Joseph                      Guyana
Cyril J. Goddeeris                 Canada        Andrew J. Kaiser
Jeffrey B. Goldenberg                            Etsuko Kanayama                    Japan
Alexander S. Golten                  UK          Vijay M. Karnani                   India
Court E. Golumbic                                Alan S. Kava
Parameswaran Gopikrishnan          India         Geraldine Keefe                   UK/Spain



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Andre Helmut Kelleners            Germany        Paget MacColl
Kevin G. Kelly                                   Paula B. Madoff
Christopher Keogh                                John G. Madsen
Aasem G. Khalil                                  Raja Mahajan
Tammy A. Kiely                                   John A. Mahoney
John J. Kim                                      Puneet Malhi                        UK
Robert C. King, Jr.                              Raghav Maliah                     India
Simon J. Kingsbury                   UK          John V. Mallory
Hideki Kinuhata                    Japan         Richard M. Manley                   UK
Shigeki Kiritani                   Japan         Clifton C. Marriott               USA/UK
Marie Louise Kirk                 Denmark        Michael C. J. Marsh                 UK
Maxim B. Klimov                   Ukraine        Elizabeth Gregory Martin
Edward C. Knight                     UK          Sarah Marie Martin
Michael E. Koester                               Alison J. Mass
Kathryn A. Koch                    US/UK         Robert A. Mass
J. Christopher A. Kojima         Canada/USA      Jason L. Mathews
Adam M. Korn                                     Kathy M. Matsui
David J. Kostin                                  Alexander Mayer                  Germany
Jorg H. Kukies                    Germany        John J. McCabe
Meena K. Lakdawala                               Matthew B. McClure                  UK
Tuan Lam                                         Dermot W. McDonogh               Ireland
Eric S. Lane                                     Brendan Michael McGovern
David W. Lang                                    John J. McGuire, Jr.
Nyron Z. Latif                                   Sean T. McHugh
Bruce M. Larson                                  John W. McMahon
Hugh J. Lawson                                   James A. McNamara
Scott L. Lebovitz                                Richard P. McNeil              Jamaica/USA
Brian J. Lee                                     Celine Mechain                    France
George C. Lee                                    Avinash Mehrotra
Gregory P. Lee                                   Ali S. Melli                  Saint Kitts and
Ronald Lee                                                                         Nevis
David A. Lehman                                  Xavier C. Menguy                  France
Todd W. Leland                                   David D. Miller
Laurent Lellouche                  France        Milton R. Millman III
Gregg R. Lemkau                                  Jung Min
Gavin J. Leo-Rhynie             USA/Jamaica      Christina P. Minnis
Deborah R. Leone                                 Kayhan Mirza                      Canada
Eugene H. Leouzon                  France        Masanori Mochida                  Japan
John R. Levene                       UK          Timothy H. Moe                   Ireland
Brian T. Levine                                  Joseph Montesano
Tianqing Li                      Hong Kong       Ricardo Mora
Gwen R. Libstag                                  Sam Alexander Morgan                UK
Dirk L. Lievens                   Belgium        Thomas C. Morrow
Ryan D. Limaye                                   Edward Gary Morse, Jr.
Luca M. Lombardi                   Italy         Sharmin Mossavar-Rahmani            UK
Victor M. Lopez-Balboa                           Heather Louise Mulahasani
Kyriacos Loupis                  Cyprus/USA        Majedabadi Kohne                  UK
David B. Ludwig                                  Eric D. Muller
Peter J. Lyon                                    Takashi Murata                    Japan



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
-----------------------------  (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------- ----------------   ----------------------------  ----------------
Marc O. Nachmann                                 John F. W. Rogers
Ezra Nahum                       France/USA      Scott A. Romanoff
Amol S. Naik                     India/USA       Johannes Rombouts             The Netherlands
Jyothsna Natauri                                 Michael E. Ronen              Germany/Israel
Una M. Neary                                     Simon A. Rothery                Australia
Jeffrey P. Nedelman                              Jason T. Rowe
Dimitrios Nikolakopoulos       Australia/UK/     Jami Rubin
                                   Greece        David T. Rusoff
Fergal J. O'Driscoll              Ireland        Peter C. Russell
Gregory G. Olafson                 Canada        Paul M. Russo
Brett A. Olsher                    UK/USA        Colin J. Ryan                    Ireland
Jernej Omahen                     Slovenia       Ankur A. Sahu                     India
Timothy J. O'Neill                               Mahesh Saireddy
Lisa Opoku                                       Pablo J. Salame
Peter C. Oppenheimer                 UK          Julian Salisbury                    UK
Gerald B. Ouderkirk III                          Thierry Sancier                   France
Michael Martin Paese                             Luke A. Sarsfield III
Gregory K. Palm                                  Adam H. Savarese
Konstantinos N. Pantazopoulos      Greece        Jason M. Savarese
James R. Paradise                    UK          John R. Sawtell                     UK
Paul Gray Parker                                 Susan J. Scher
Francesco Pascuzzi                 Italy         Stephen M. Scherr
Anthony W. Pasquariello                          Clare R. Scherrer
Sheila H. Patel                                  Joshua S. Schiffrin
Nirubhan Pathmanabhan                UK          Jeffrey W. Schroeder
David B. Philip                                  Harvey M. Schwartz
Nicholas W. Phillips                 UK          David A. Schwimmer
Hugh R. Pill                         UK          Stephen B. Scobie                   UK
Ellen R. Porges                                  John A. Sebastian
Kim-Thu Posnett                                  Stacy D. Selig
Dmitri Potishko                  Australia       Gaurav Seth                       India
Alexander E. Potter                              Kunal K. Shah                       UK
Gilberto Pozzi                     Italy         Tejas A. Shah
Macario Prieto                     Spain         Konstantin A. Shakhnovich
Robert Pulford                       UK          Heather K. Shemilt                Canada
Xiao Qin                             UK          Michael H. Siegel
John J. Rafter                    Ireland        Richard L. Siewert, Jr.
Sumit Rajpal                                     Suhail A. Sikhtian
Ganesh Ramani                      India         Jason E. Silvers
Richard N. Ramsden                   UK          Nicholas Sims                   Australia
Marko John Ratesic                               Gavin Simms                         UK
Andrew K. Rennie                Australia/UK     Michael L. Simpson
Lawrence J. Restieri, Jr.                        Kristin O. Smith
James H. Reynolds                  France        Marshall Smith
Kate D. Richdale                     UK          Sarah E. Smith                      UK
Michael J. Richman                               David M. Solomon
Francois J. Rigou                  France        Mark R. Sorrell                     UK
Michael Rimland                                  Christoph W. Stanger             Austria
Scott M. Rofey                                   Esta E. Stecher



                                   ITEM 6                                                ITEM 6
           ITEM 1               Citizenship                      ITEM 1               Citizenship
----------------------------   (United States         ----------------------------   (United States
                              unless otherwise                                      unless otherwise
 Names of Reporting Persons      indicated)            Names of Reporting Persons      indicated)
----------------------------  ----------------        ----------------------------  ----------------
Laurence Stein                South Africa/USA        Toshihiko Umetani                  Japan
Kevin M. Sterling                                     Peter van der Goes, Jr.
John D. Storey                   Australia            Mark A. Van Wyk
Patrick M. Street                    UK               Damien R. Vanderwilt            Australia/UK
Steven H. Strongin                                    Jonathan R. Vanica
Joseph Struzziery III                                 Ashok Varadhan
Umesh Subramanian                  India              Christoph Vedral                  Germany
Ram K. Sundaram                    India              Andrea Vella                       Italy
Li Hui Suo                         China              Philip J. Venables                 UK/USA
Damian E. Sutcliffe                UK/USA             Rajesh Venkataramani
Robert J. Sweeney                                     Simone Verri                       Italy
Michael S. Swell                                      Matthew P. Verrochi
Joseph D. Swift                                       Jeffrey L. Verschleiser
Aurora J. Swithenbank              USA/UK             Robin A. Vince                     UK/USA
Gene T. Sykes                                         Alejandro Vollbrechthausen         Mexico
Christopher W. Taendler                               John E. Waldron
Harit Talwar                                          Simon R. Watson                      UK
Jeremy Taylor                                         Peter A. Weidman
Megan M. Taylor                                       Owen O. West
Richard J. Taylor                    UK               Ronnie A. Wexler
Thomas D. Teles                                       Elisha Wiesel
Pawan Tewari                                          David D. Wildermuth
Ryan J. Thall                                         John S. Willian
David S. Thomas                                       Andrew F. Wilson                New Zealand
Ben W. Thorpe                        UK               Andrew E. Wolff
Oliver Thym                       Germany             Neil Edward Wolitzer
Andrew R. Tilton                                      Denise A. Wyllie                     UK
Joseph K. Todd                                        Yoshihiko Yano                     Japan
Klaus B. Toft                     Denmark             Shinichi Yokote                    Japan
Hiroyuki Tomokiyo                  Japan              W. Thomas York, Jr.
Thomas Tormey                                         Wassim G. Younan                 Lebanon/UK
Frederick Towfigh                                     Han Song Zhu                       China
Padideh Nora Trojanow              USA/UK             Adam J. Zotkow
Kenro Tsutsumi                     Japan
Eiji Ueda                          Japan

         This Amendment No. 94 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 94 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         (d), (e) During the last five years no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex A and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex B, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex C or previously reported on Schedule 13D, no Covered Person has effected any transactions in Common Stock in the 60 days preceding July 3, 2017.

         (d) Not Applicable.

         (e) As of July 3, 2017, the Covered Persons beneficially owned less than 5% of the outstanding Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

          Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through certain approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,479,081 shares of Common Stock are subject to the Transfer Restrictions as of July 3, 2017.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Harvey M. Schwartz and David M. Solomon are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex D.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

ITEM 4.       PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED
              PERSONS.

As of July 3, 2017, one or more Covered Persons are parties to sales plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which such Covered Person(s) may in the future sell up to 25,000 Covered Shares and exercise up to 599,000 stock options in the aggregate.

                                                                        ANNEX B

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 2,006,931 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. In addition, up to 70,734 shares of Common Stock are deliverable pursuant to the terms of an equal number of restricted stock units, pending satisfaction of certain conditions of delivery.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of July 3, 2017. Upon exercise of stock options or delivery of the shares pursuant to the terms of the restricted stock units, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX C

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                               Price Per Share
Covered Person                    Trade Date  Number of Shares     (in $)
--------------                   ------------ ---------------- ---------------
Isabelle Ealet                    May 5, 2017            1,000        226.0000
Isabelle Ealet                    May 5, 2017            1,000        225.9630
Isabelle Ealet                    May 5, 2017            1,000        227.0000
Richard N. Ramsden               May 15, 2017            5,000        225.0000
Isabelle Ealet                   May 16, 2017            1,000        225.7900
David J. Kostin                  May 16, 2017            1,000        225.5420
Peter Oppenheimer                May 19, 2017              600        215.0000
Isabelle Ealet                   May 23, 2017            1,000        219.0000
Isabelle Ealet                   May 23, 2017            1,000        218.0000
Isabelle Ealet                   May 23, 2017            1,000        217.8300
Isabelle Ealet                   May 23, 2017            1,000        218.5000
Xavier C. Menguy                 May 23, 2017            1,000        215.5035
Xavier C. Menguy                 May 23, 2017            1,000        219.2134
Macario Prieto                   May 23, 2017              345        218.4858
Frederick Towfigh                May 23, 2017              557        215.9700
Isabelle Ealet                   May 24, 2017            1,000        222.0600
Isabelle Ealet                   May 24, 2017            1,000        221.0000
Isabelle Ealet                   May 24, 2017            1,000        223.0000
Isabelle Ealet                   May 24, 2017            1,000        222.0000
Isabelle Ealet                   May 24, 2017            1,000        220.0000
Etsuko Kanayama                  May 24, 2017              540        220.0000
David J. Kostin                  May 24, 2017            3,000        222.0133
Xavier C. Menguy                 May 24, 2017            1,000        220.1250
Gene T. Sykes*                   May 24, 2017            5,108        222.2625
Isabelle Ealet                   May 25, 2017            1,000        224.4100
Isabelle Ealet                   May 25, 2017            1,000        225.0000
Isabelle Ealet                   May 25, 2017            1,000        224.5000
Christian W. Johnston            May 25, 2017            3,302        224.4100
David J. Kostin                  May 25, 2017            1,000        225.0059
Xavier C. Menguy                 May 25, 2017            1,000        223.1940
Xavier C. Menguy                 May 25, 2017            1,000        222.6384
Xavier C. Menguy                 May 25, 2017            1,000        223.0640
Gregory G. Olafson               May 25, 2017            7,427        224.2416
Dmitri Potishko                  May 25, 2017            1,000        223.3644
Gene T. Sykes*                   May 25, 2017            5,000        223.1817
Parameswaran Gopikrishnan        May 26, 2017              655        223.8337
Vijay M. Karnani                 May 26, 2017           13,662        221.7600
John R. Sawtell                  May 26, 2017              900        222.5656

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                                                 Acquisition or
Covered Person                    Transfer Date Number of Shares  Disposition
--------------                    ------------- ---------------- --------------
Thomas C. Morrow                  May 10, 2017             1,115    Disposition
Andre Helmut Kelleners            May 15, 2017               100    Disposition

                                                                        ANNEX D

ITEM 6.       DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED
              PERSONS.

The following Covered Persons have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on July 3, 2017:

                                                      Strike
                             Instrument and Number of Price
      Covered Person            Position     Shares   (in $)   Maturity Date
      --------------         -------------- --------- ------ ------------------
Nicole Vijay Agnew            Call Written      2,800    235 September 15, 2017
Gregory A. Agran              Call Written      6,200    260      July 21, 2017
Gregory A. Agran              Call Written      5,000    255      July 21, 2017
Denis P. Coleman III          Call Written      3,900    240   October 20, 2017
Alessandro Dusi               Call Written      1,500    230   October 20, 2017
Alessandro Dusi               Call Written      1,000    220   October 20, 2017
Peter Gross                   Call Written      4,100    250 September 15, 2017
Laurent Lellouche             Put Written       8,100    150   January 19, 2018
Gwen R. Libstag*              Call Written      4,400    240      July 21, 2017
Gwen R. Libstag*              Call Written      4,400    230      July 21, 2017
Gwen R. Libstag*              Call Written      4,000    250      July 21, 2017
Gwen R. Libstag*              Call Written     23,600    245      July 21, 2017
Gwen R. Libstag*              Call Written      4,400    235      July 21, 2017
Ali S. Melli                  Call Written      2,000    265      July 21, 2017
Ali S. Melli                  Call Written        100    270      July 21, 2017
Ali S. Melli                  Call Written      2,000    260      July 21, 2017
Ganesh Ramani                 Call Written      7,300    260   January 19, 2018
Mahesh Saireddy               Call Written      5,000    250   January 19, 2018
Michael H. Siegel             Call Written      1,000    230   January 19, 2018
Kristin O. Smith              Call Written        200    250      July 21, 2017

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2017

                                          By:     /s/ Benjamin J. Rader
                                                  -----------------------------
                                          Name:   Benjamin J. Rader
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).